Exhibit 99.4

ICI UK PENSION FUND

The 2003 triennial valuation of the ICI UK Pension Fund has now been completed.

On March 31, 2003 the ICI UK Pension Fund had a deficit for funding purposes of £443m and a solvency ratio of 93%, compared with a deficit of £148m and a solvency ratio of 98% on March 31, 2000. The Company has therefore agreed to make top-up contributions to the Fund of £62m per annum for nine years from 2004, and to provide an asset-backed guarantee for £250m to support its commitments to the Fund. These arrangements will replace the previous schedule of six annual top-up payments of £30m that was agreed in 2000.

Based on this valuation, the deficit for SSAP24 purposes on March 31, 2003 was £344m. This compares with a deficit of £4m on March 31, 2000.

The next triennial valuation is due on March 31, 2006.

ends

October 16, 2003